Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Northern Star Investment Corp. III (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-252728, of our report dated December 23, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Northern Star Investment Corp. III as of December 17, 2020 and for the period from November 30, 2020 (inception) through December 17, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 22, 2021